VIA EDGAR

November 27, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Kevin Dougherty
Division of Corporation Finance

Re:

Points International Ltd.
Form 20-F for the year ended December 31, 2008
Filed 6/30/09
File No. 000-51509

Dear Mr. Dougherty:

We are writing to respond to the comments set forth in the second comment letter, dated November 13, 2009 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to the Form 20-F for the Fiscal Year Ended December 31, 2008 filed by Points International Ltd. (the "Company") on June 30, 2009 (the "Form 20-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 20-F and used in the following response without definition shall have the meanings specified in the Form 20-F.

Form 20-F for the year ended December 31, 2008

D. Risk Factors, page 3

"Dependence on Loyalty Program Partners," page 4

1.

In response to our prior comment 4 you state that you provide multiple products to the two loyalty program partners under multiple independent contracts entered into in the ordinary course of business and that your business is not substantially dependent on any one of them. Please more fully explain the factual basis upon which this conclusion was based. In your response, please be specific in describing the contracts that were the source of revenues received from each of the two principal customers during the most recently completed fiscal year. Briefly describe the rights and obligations of the parties under each such agreement and tell us the percentage of your revenues for the most recent year obtained as a result of performance under each such contract. We are aware from your public disclosures that Delta contributed approximately 60% of your revenues for 2008, but the contribution of any specific contract in that flow of revenues remains unclear.

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

The Company assesses its dependence based on gross margin as opposed to revenue, where gross margin is defined as total revenue net of direct cost of principal revenue and processing fees and related charges. The Company believes gross margin is a better indicator of dependence because it measures contribution to the Company's general and administrative expenditures and overall profitability.

Although Delta, as a whole, represented approximately 60% of revenues for 2008, it represented less than 20% of total gross margin for 2008. More particularly, Delta had in place five private branded ecommerce products pursuant to five separate service contracts. These contracts described the financial and operational terms particular to the ecommerce solutions being provided to Delta. Each of these five contracts had a separate term and independent termination rights. Finally, none of the five contracts with Delta represented more than 10% of total gross margin for 2008.

The Company respectfully submits that it is not substantially dependant on any contract that represents less than 10% of total gross margin. As a result, the Company does not believe any of the contracts with Delta should be filed with the 20-F.

2.

Please also tell us the name of the other loyalty program partner you reference in your disclosure, and discuss how your products are provided to it, and whether you are substantially dependent on any one contract to provide loyalty program product(s).

As stated in our previous correspondence, the Company does not disclose the names of its key partners for competitive reasons.

Applying the same method of analysis as above for Delta, the Company submits that it was not substantially dependant on any contract with the other loyalty program partner referenced in our 20-F disclosure because the Company maintained multiple independent service contracts with that partner and none of these contracts represented more than 10% of total gross margin in 2008.

In connection with our response to your comment letter, the Company acknowledges and affirms the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com

United States Securities and Exchange Commission
Division of Corporation Finance

  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

/s/ T. Robert MacLean

T. Robert MacLean
Chief Executive Officer

179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
Telephone: 416.595.0000 Fax: 416.595.6444 www.points.com